May 14, 2013

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Mail Stop 3561

Washington, D.C. 20549

Re:	Allied Nevada Gold Corp.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed: February 25, 2013

Definitive Proxy Statement on Schedule 14A

Filed: March 22, 2013

File No. 001-33119

Dear Mr. Reynolds:

As Executive Vice President and Chief Financial Officer of Allied Nevada Gold Corp. (the “Company”), I am responding to your letter dated May 9, 2013 (the “Comment Letter”). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and my response appears below it in ordinary type.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, page 19

1.	In Note 20 to the Consolidated Financial Statements provided in the Form 10-K for the fiscal year ended December 31, 2012, you disclose a related party transaction involving payment of $1.2 million to SRK Consulting, a company at which a vice president’s spouse is a principal, during the year ended December 31, 2012. However, this transaction is not disclosed in the Related Party Transactions section of your definitive proxy statement. Please confirm that in future filings you will provide all the information required by Item 404(a) of Regulation S-K with respect to this and any future transaction with SRK Consulting, or advise us why this transaction is not required to be disclosed pursuant to Item 404(a) of Regulation S-K. In your response, please identify the vice president and address whether the vice president is an executive officer of the company. Please provide draft Item 404(a) disclosure regarding the transaction in your response, if applicable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that disclosure of its transactions with SRK Consulting was required pursuant to Item 404 of Regulation S-K. The Vice President identified in Note 20 to the Notes to the Company’s Consolidated Financial Statements provided in the Form 10-K for the fiscal year ended December 31, 2012 is Deborah Lassiter, the Company’s Vice President, Corporate Environmental Affairs. Ms. Lassiter is not an executive officer of the Company, as defined in Exchange Act Rule 3b-7, nor otherwise a related party, as defined in Instruction 1 to Item 404(a) of Regulation S-K. As such, no disclosure was required under Item 404(a), even though included in Note 20 to the Notes to the Company’s Consolidated Financial Statements.

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me directly at 775-789-0101 or our legal counsel, David Stone, at 312-269-8411.

Sincerely,

/s/ Stephen M. Jones

Stephen M. Jones

cc:	Robert M. Buchan

David S. Stone